

October 19, 2010

William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
9000 Burma Road, Suite 104
Palm Beach Gardens, FL 33403

> **Re:** **Ballroom Dance Fitness, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-167249**

Dear Mr. Forhan:

We have received your response to our comment letter to you dated September 9, 2010 and have the following additional comments. Please note that the page numbers below refer to the marked copy of your filing provided by counsel.

General

1. We note that on your website, you currently indicate that upon certification, ballroom dance instructors will be awarded 500 "restricted shares of BDF stock at an IPO level." Please remove or advise as to how this is a permissible communication between you and the general public regarding shares of your common stock. Refer to Section 5 of the Securities Act.

2. We note your response to our prior comment one and the statement on your website that reads as follows: "Ballroom Dance Fitness is seeking Equity Partners that will invest in the company. The company will offer Convertible Debentures to Partners, offering a ground floor opportunity to invest....and receive stock in a new public entity." Please remove or advise as to how this is a permissible communication between you and the general public regarding securities of your company. Refer to Section 5 of the Securities Act.

3. As you have updated your financial statements to June 30, 2010, the narratives in your filing must be updated as well. For example, the "Summary" section of your filing still provides financial disclosures as of March 31, 2010. In addition, you refer to an audit report dated May 11, 2010 but the audit report in your amended document is dated October 6, 2010. Please revise your narrative accordingly. Our comment also applies to the financial disclosure under "Risks Related to Our Business" on page 9. Update this section as well. Finally, please update your presentation of "Dilution" on page 23 and the dilution disclosures in the narrative on page 17 as appropriate.

4. We note your response to our prior comment two and reissue. However, we note, for example, disclosure on pages 3,10, 18, and 21 of your filing. Please revise or advise.

Summary, page 5

5. Please revise to disclose the "discounted subsequent annual renewal fee."

6. Please revise the second to last paragraph on page 5 to include your assets, revenues and net losses for your most recent audited period and interim stub.

Management Team, page 6

7. We note the disclosure that Mr. William G. Forhan has been CEO and founder of three public companies. Please revise to disclose the names of the public companies.

Selected Financial Data, page 6

8. Please delete the comparative data for the three months ended June 30, 2010 as financial statements for this period have not been included in the filing. In addition, please include an income statement presentation for the year ended December 31, 2009 as these financial statements are presented in the filing. Finally, please delete the captions "Audited" and "Unaudited" from the column headings. The tables themselves have not been audited and no related caption is required.

9. Revise the balance sheet figures for December 31, 2009 to be consistent with your historical financial statement. Specifically, your total liabilities and stockholders' deficiency appear to be $1,256 and $(1,252), respectively. Please revise or advise.

Risk Factors, page 8

Our executive officers control the Company, page 9

10. We note your disclosure that after the first $250,000 is raised, your CEO and CFO will each be paid a salary of $72,000 per year, which totals $144,000. On pages 20-21, you state that if you raise 25% of the offering proceeds ($600,000), you intend to allocate $120,000 of the proceeds to capitalization and professional fees. Please reconcile or advise.

No member of our management team is or will be required to work, page 10

11. Please revise to disclose that your chief executive officer currently serves various roles at other private and public companies which may limit the time that he will spend managing your company.

<u>You may lose your entire investment if we sell less than 50% of shares, page 10</u>

12. Revise to clarify that even if you sold more than 50% of the shares, investors may still lose their entire investment.

<u>We will incur professional fees in connection with being a reporting company, page 16</u>

13. We note that you anticipate your reporting costs to range from $15,000 - $20,000, yet you indicate on page 21 that you will use $33,500 to comply with the SEC reporting requirements over the next 12 months. Please reconcile or advise.

<u>The Company's Business, page 18</u>

14. Please advise as to what you mean by "capitalization fee."

<u>Growth Strategy Objective, page 19</u>

15. We note your response to our prior comment seven and reissue. Please revise to reconcile the numbers in this section. We note, for example, that in paragraph one you indicate that your video will be two hours and in paragraph four you indicate it will be 45 minutes. Also, in paragraph one you state that the shoot will cost between $225,000-$250,000 and run 5-7 days, whereas in paragraphs four and five you state that the shoot will run four to five days and cost $200,000-$250,000.

16. We note that the projected budget numbers in the last paragraph of this section and on page 21 do not appear to match the numbers set forth in your "Use of Proceeds" chart. In addition, they do not appear to account for the costs of maintaining your public company reporting status. Please revise or advise.

<u>Use of Proceeds, page 21</u>

17. Please advise as to why you have two separate line items entitled "Working Capital."

18. We note your statement that the budget for the DVD and infomercial may vary 10% up or down. Please explain what you mean by this, as you state elsewhere that the final cost will be between $225,000-$250,000 and that the final cost could "vary $50,000." Please revise for consistency.

19. We note your response to our prior comment 16. Please advise as to how you are able to separate the costs of the DVD and the infomercial, yet are unable to provide two separate charts. We also note your disclosure that the cost will be "prorated" of the total cost of $225,000. Please advise as to how you have prorated the costs into $81,000 and

$169,000. We also note that $81,000 and $169,000 appears to equal $250,000, not $225,000.

20. On page 9, you state that once at least $250,000 is raised in the offering, the two executives will receive wages from the offering in the amount of $72,000 each. Please explain where these salaries are included in your use of proceeds analysis. If you have not included these salaries, tell us why you believe they should not be included.

21. As a related matter, if the salaries are included in "Working Capital" or in some other existing category, please add a footnote to the table disclosing and quantifying this obligation.

Plan of Distribution, page 24

22. We note your response to prior comment 18. We note that you intend to produce an "Investor Site" in an "effort to raise capital." Please tell us, in more detail, how you intend to raise capital via your website. Please also advise as to whether you intend to offer the shares registered in this offering on the website.

23. Please tell us in further details how you intend to raise capital using your DVD aimed at investors. Also advise as to whether you intend to offer shares of stock registered in this offering via the DVD.

Officer Compensation, page 26

24. Please revise to clarify the last sentence of the paragraph.

The Company's Business, page 31

25. When discussing how you intend to use the proceeds of this offering, please revise to disclose that a portion of the proceeds will be used to pay the salaries mentioned on page 9.

26. We note your response to our prior comment 15 and reissue in part. Please provide a detailed discussion of your advertising cost estimates. Discuss, for example, the cost of airing your infomercials, placing ads in fitness magazines, and hiring PR companies. If you are unable to do so, please state why and add a risk factor to discuss this.

Results of operations, page 33

27. Your MD&A discussion should focus on a discussion of all periods presented within your financial statements. As such, all references to the quarter ended June 30, 2010 should be removed and replaced with a discussion of your results for the six months ended June 30, 2010. Your discussion should generally include an explanation of any

material differences from the comparable prior year period, in addition to your discussion of year end results. In this regard, it appears from your related disclosures that there was substantially no activity in the comparative six month period. If our understanding is correct, please confirm and state this fact in your discussion.

Liquidity and Capital Resources, page 33

28. Your total liabilities appear to be $1,256 at December 31, 2009 according to your audited balance sheet. Please revise or advise.

Statements of operations, page F-4

29. Although the accountant's report on page F-2 refers to an audited statement of operations for the year ended December 31, 2009, it does not appear that you have presented this financial statement. Please revise.

Statements of cash flows, page F-5

30. Please revise your presentation to include a statement of cash flows from inception in accordance with ASC 915-230-45-1.

31. Please revise your statement of cash flows for the six months ended June 30, 2010 so that the end of period cash and cash equivalents shown corresponds exactly with the amount shown on the balance sheet on page F-3.

Statements of shareholders' equity, page F-6

32. The stock issuances for services listed within each period on your statement do not appear to correspond with the dates of those issuances as shown in Item 15. Please revise as appropriate. In addition, your response should specifically reconcile each of the issuances disclosed in Item 15 with your Statement of Shareholders' Equity.

33. Further, we note you have combined separate issuances of securities in your presentation. Combined presentation is allowable only when the securities have been issued at the same amount per unit. Based upon your disclosure in Item 15, it appears some of the securities were issued at differing amounts per unit. Reference is made to ASC 915-215-45-2. Please revise your presentation accordingly. The reference "See Notes" is not adequate.

Other

34. Disclosure of material subsequent events and contingencies should be provided if applicable pursuant to Rule 8-03 (b) (2) of Regulation S-X.

William G. Forhan
Ballroom Dance Fitness, Inc.
October 19, 2010
Page 6

Subscription Agreement, Exhibit 10.3

    35. Please revise to delete the heading "Indemnification."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.   You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Virginia K. Sourlis *via facsimile* (732) 530-9008